Exhibit 4.3

DESCRIPTION OF SECURITIES

As of December 31, 2020, AbCellera Biologics, Inc. (the “Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Shares.

Description of Common Shares

The following description of our Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended Articles (“Articles”) which was incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, and by applicable law. We encourage you to read our Articles and applicable provisions of the Business Corporations Act of British Columbia (the “BCBCA”) for additional information.

Authorized Share Capital

Our authorized share capital consists of an unlimited number of common shares, no par value (“Common Shares”), and an unlimited number of preferred shares, no par value (the “Preferred Shares”), issuable in series, all of which Preferred Shares are undesignated.

Common Shares

The holders of our Common Shares are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Holders of our Common Shares are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding Preferred Shares. Under the terms of our contribution agreements with Western Economic Diversification Canada, we are restricted from paying any dividends until we have repaid the contributions thereunder in full. Our Common Shares have no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our Common Shares will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding Preferred Shares.

Our Common Shares are listed on the Nasdaq Global Select Market under the trading symbol “ABCL.”

The transfer agent and registrar for our Common Shares is Philadelphia Stock Transfer, Inc., located at 2320 Haverford Road, Suite 230, Ardmore, Pennsylvania 19003; telephone (484) 416-3124.

Preferred Shares

Our board of directors has the authority, without further action by our shareholders, to issue an unlimited number of Preferred Shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Shares. The issuance of our Preferred Shares could adversely affect the voting power of holders of Common Shares and the likelihood that such holders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the issuance of Preferred Shares could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No Preferred Shares are currently outstanding, and we have no present plan to issue any Preferred Shares.

Registration Rights

The holders of 85,227,408 Common Shares, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and holders of our preferred shares and are subject to the provisions of the lock-up agreements entered into by such holders of our preferred shares. The amended and restated investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including the estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning June 8, 2021, the holders of 85,227,408 Common Shares are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the securities eligible for registration then outstanding, to use all reasonable efforts to effect the registration of these registrable securities for public resale so long as the aggregate offering price, net of related fees and expenses, would be at least $15 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement.

Form S-3 Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3 or a Canadian short-form prospectus, upon the written request of shareholders holding at least 30% of the Common Shares issued upon the conversion of our prior preferred shares during the closing of our initial public offering (“IPO”) then outstanding we will be required to file a Form S-3 registration restatement or a Canadian short-form prospectus, with respect to outstanding securities of such shareholders having an anticipated aggregate offering, net of related fees and expenses, of at least $5.0 million. We are required to effect only two registrations in any 12-month period pursuant to this provision of the amended and restated investors’ rights agreement. The right to have such shares registered on

Form S-3 or a Canadian short-form prospectus is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our Common Shares issuable upon the conversion of our preferred shares are entitled to include their shares in the registration. Subject to certain exceptions and limitations contained in the amended and restated investors’ rights agreement, we and the underwriters may limit the number of shares included in an underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short form registration rights, and piggyback registration rights granted under the amended and restated investors’ rights agreement will terminate on the earlier of a fourth anniversary of the closing of our IPO, the closing of a deemed liquidation event, at such time when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period, or in such case that the sale of all such holder’s shares would not be a distribution under Section 2.5 or Section 2.6 of National Instrument 45-102, and would not be a control distribution (as defined in National Instrument 45-102).

Anti-Takeover Effects under the Business Corporations Act of British Columbia (BCBCA) and Provisions of Our Articles

Our Articles include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors (the “ Board”) rather than pursue non-negotiated takeover attempts. These provisions include the items described below:

•Classified or “Staggered” Board of Directors. With a staggered Board, only one-third of the members of the Board shall be elected at an annual meeting of shareholders, and a person can gain control of the Board only by successfully engaging in a proxy contest at two or more annual meetings.

•Number of Directors and Vacancies on the Board. The BCBCA provides that vacancies on the Board may be filled in two ways: (1) If the director was removed, the position can be filled by the shareholders at the shareholder meeting where the director is removed; (2) if there is a casual vacancy, such vacancy can be filled by the remaining directors. The Articles contain provisions establishing the right of the Board to fill a vacancy.

•Only those matters set forth in the notice of shareholder meetings may be approved at such meetings. The conduct of shareholder meetings are determined by the notice of meeting and avoids unexpected matters to be raised at meetings of shareholders.

•Advance Notice of Shareholders Proposals and Director Nominations. Shareholder proposals must be received well in advance of meetings at which such proposals are to be considered. Under the BCBCA, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation. The Articles contain advance notice provisions respecting the nomination of directors.

•Supermajority thresholds for amendment of certain provisions in the Articles. The BCBCA permits setting higher than simple majority thresholds for amendments to the articles. The Articles sets forth that certain provisions may not be amended without at least two thirds (2/3) of the votes cast in respect of such amendment being voted in the affirmative.

•Blank Check Preferred Stock. The Articles contain provisions allowing for “blank check” preferred shares and permit the Board to issue shares of preferred shares without the approval of shareholders.

•Prohibition on Shareholder Action by Written Consent. Under the BCBCA, shareholders are expressly authorized to act by written consent, but such written consent must be unanimous.

•Exclusive Forum for Litigation Regarding Corporate and Securities Matters. The Articles contains a provision specifying that fundamental corporate matters be adjudicated in a court in British Columbia, and U.S. securities litigation be adjudicated in a U.S. federal court.

Limitations on Liability and Indemnification Agreements

We are governed by the BCBCA. Under the BCBCA, and our articles, we may (or must, in the case of our Articles) indemnify all eligible parties against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of indemnity contained in our Articles.

For the purposes of such an indemnification:

“eligible party,” in relation to the Company, means an individual who

•is or was a director or officer of the Company;

•is or was a director or officer of another corporation

•at a time when the corporation is or was an affiliate of the Company, or

•at the request of the Company; or

•

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and includes the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“ eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

•is or may be joined as a party, or

•	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s Articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

•	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its Articles;
•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its Articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

•indemnify the eligible party in respect of the proceeding; or

•pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the Articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;
•	order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;
•	order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;
•	order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

•make any other order the court considers appropriate.

The BCBCA and our Articles authorize us to purchase and maintain insurance for the benefit of an eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company, a current or former affiliate of the

Company or a corporation, partnership, trust, joint venture or other unincorporated entity at the request of the Company.

In addition, we have entered, or will enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the BCBCA and our Articles.